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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

May 17, 2011

Re:	Ally Financial Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-173198

Mr. Matt McNair

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McNair:

Ally Financial Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).

The Amendment now includes a description of the Company’s tangible equity units (the “Units”), which the Company expects the United States Department of the Treasury (“Treasury”) to offer concurrently with its secondary offering of the Company’s common stock. The Company expects to issue to Treasury a number of Units having an aggregate stated amount of $3 billion in exchange (the “Exchange”) for 60,000,000 shares of the Company’s Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2 (the “Series F-2 Preferred Stock”), having an equal aggregate liquidation preference. The Company also expects Treasury to agree to convert the remaining 58,750,000 shares of the Series F-2 Preferred Stock into a number of shares of the Company’s common stock based on a conversion price equal to the public offering price of the common stock in the common stock offering, such that no shares of Series F-2 Preferred Stock will remain outstanding after the Exchange and such conversion.

Each Unit will consist of (x) a prepaid stock purchase contract (each, a “Purchase Contract”) under which the holder thereof will have purchased and the Company will have agreed to deliver on a future date, subject to earlier or later settlement pursuant to the terms of such Purchase Contract, a number of shares of the Company’s common stock, determined pursuant to the terms of such Purchase Contract, and (y) a junior subordinated amortizing note (each, an “Amortizing Note”) issued by the Company.

Mr. Matt McNair	2	May 17, 2011

The Units will generally share the same economic characteristics as prior issuances of mandatory convertible preferred stock (“Mandatory Convertible Preferred Stock”), including Conseco, Inc.’s issuance of its 5.50% Mandatorily Convertible Preferred Stock in May 2004, Bristow Group Inc.’s issuance of its 5.50% Mandatory Convertible Preferred Stock in September 2006, and, most recently, the 4.75% Series B Mandatory Convertible Junior Preferred Stock that General Motors issued concurrently with its initial public offering in the fourth quarter of 2010, except that the two key economic features of the security will be broken into the separate securities that make up each Unit. The stream of periodic payments that holders of Mandatory Convertible Preferred Stock will receive in the form of dividends will in the case of the Units take the form of installment payments due on the Amortizing Notes. The mandatory and early conversion features of Mandatory Convertible Preferred Stock will in the case of the Units be represented by the Purchase Contracts.

The Company has decided to issue the Units instead of Mandatory Convertible Preferred Stock for two main reasons. First, the Company expects to receive better regulatory capital treatment for the Units than it would have received from issuing Mandatory Convertible Preferred Stock. In particular, the Company expects the Purchase Contracts included in the Units to qualify as Tier 1 tangible common equity under the Federal Reserve’s risk-based capital guidelines. By contrast, the Company understands that it would not receive Tier 1 tangible common equity treatment for Mandatory Convertible Preferred Stock prior to its conversion into common stock. Second, the Company expects that the cost of capital associated with issuing the Units will be less than the cost of issuing Mandatory Convertible Preferred Stock, because the Amortizing Notes will rank higher in the Company’s capital structure than would preferred stock. In addition, the portion of the installment payments on the Amortizing Notes attributable to interest will be deductible for U.S. federal income tax purposes, further reducing the Company’s capital costs.

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated April 27, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italic). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement filed March 31, 2011. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.

General

1.	Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

The Company will provide the staff with a copy of the letter or other satisfactory confirmation from FINRA indicating that FINRA has no objections to the underwriters’ compensation prior to requesting acceleration of effectiveness of the Registration Statement.

2.

We note the use of certain non-GAAP measures, such as Tier 1 common, in the registration statement. Please revise to reconcile all non-GAAP measures used in the registration statement. Refer to Item 10(e) of Regulation S-K. We also that the Form 8-K furnished April 26, 2011 does not appear to have the appropriate reconciliations. Please

Mr. Matt McNair	3	May 17, 2011

confirm that in the future you will comply with either Item 10(e) of Regulation S-K or Regulation G, as applicable, when you use non-GAAP financial measures.

The Company has revised its disclosure on pages 14 and 46 of the Prospectus. In addition, the Company confirms that in the future it will comply with either Item 10(e) of Regulation S-K or Regulation G, as applicable, when using non-GAAP financial measures.

3.	Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

The Company will revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the Registration Statement at the time of effectiveness. The Company acknowledges that the staff will need time to review this information prior to accelerating the effectiveness of the Registration Statement.

Prospectus Cover Page

4.	Please revise to disclose the number of shares to be offered in the offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

The Company will revise to disclose the number of shares to be offered in the offering in a subsequent amendment prior to first using the Prospectus and will revise the remainder of the Prospectus accordingly.

Industry and Market Data, page i

5.	This language appears to be disclaiming the accuracy of industry and market data being provided and such language may confuse investors. Please revise this section to remove any disclaimers of accuracy with respect to industry and market data.

The Company has revised this section to remove any disclaimers of accuracy with respect to industry and market data.

Leading direct banking franchise, page 7

6.	It is not clear how the disclosure relating to the honors bestowed upon Ally Bank by CNN Money, Kiplinger’s Personal Finance Magazine and Change Science Group is useful to investors. Please revise to briefly describe the honors and disclose when the honors were given. Revise throughout the prospectus accordingly.

The Company has deleted the references to the honors bestowed upon Ally Bank by CNN Money, Kiplinger’s Personal Finance Magazine and Change Science Group on pages 7, 198 and 201 of the Prospectus.

Risk Factors

Mr. Matt McNair	4	May 17, 2011

Our ability to engage in certain activities …, page 16

7.	You disclose, in the first paragraph on page 17, that you will have to curtail some of your existing activities that are impermissible for a bank holding company and must be terminated prior to the expiration of your extension agreement with the FRB. Please revise here and expand your disclosure in MD&A to quantify how the activities you have disclosed have impacted your historical operations and financial position.

The impermissible activities that the Company has described in the Prospectus that may need to be terminated at the expiration of its extension agreement with the FRB include most of the Company’s activities within its insurance operations and certain of its SmartAuction remarketing services. The Company reports its insurance results as a separate segment within Global Automotive Services, and as a result, because most of the Company’s insurance activities are impermissible, historical financial information related to impermissible insurance activities are effectively disclosed. Please see the revised disclosure on page 18 of the Prospectus, where the Company has clarified that most of its insurance businesses are currently impermissible activities under applicable law. The Company has not maintained separate comprehensive financial statements for its SmartAuction remarketing services. Accordingly, it would be burdensome for the Company to retroactively quantify how such impermissible activities have impacted its consolidated financial operations and financial position. However, the Company estimates that the total revenue associated with the impermissible activities of its SmartAuction remarketing services would be less than 0.3% of total consolidated gross revenue for each of the years ended December 31, 2010, 2009 and 2008. Accordingly, the Company respectfully submits that such information would not be material to investors.

Our business may be adversely affected …, page 19

8.	Revise this section to identify the total amount of trust preferred and other “hybrid” securities that you currently have outstanding, and the amount of your total regulatory capital that these securities currently represent. Make conforming changes to your disclosure on page 174.

The Company has revised its disclosure on pages 21 and 208 of the Prospectus.

The profitability and financial condition of our operations …, page 22

9.	We note TD Bank’s recent acquisition of Chrysler Financial Corp. Please tell us whether you believe this acquisition will result in greater competition from Chrysler Financial in the automotive financing market, and revise this risk factor accordingly. We note the risk factor on page 24 that discusses competition in the automotive financing market generally.

The Company respectfully submits that it believes it is not appropriate to single out one competitor in a highly competitive environment with many competitors. However, the Company has revised its disclosure on page 25 of the Prospectus to indicate that the automotive finance market has become more competitive as more competitors have entered this market due to how well automotive finance assets generally performed in the recent economic downturn. The Company also notes for the staff’s information that it has an agreement with Chrysler LLC as the

Mr. Matt McNair	5	May 17, 2011

preferred provider of financial services for Chrysler vehicles as described on page 71 of the Prospectus.

Our business requires substantial capital and liquidity…, page 23

10.	Revise this section to provide updated information on your revolving syndicated credit facility that was set to mature in April 2011. Based upon your response, please make conforming changes to your liquidation discussion.

The Company has revised its disclosure on pages 25 and 151 of the Prospectus.

We have extensive financing and hedging arrangements with ResCap …, page 26

11.	Please quantify the financing and hedging arrangements with ResCap that could be at risk of nonpayment if ResCap were to file for bankruptcy. We note the disclosure on page F-15.

The Company has revised its disclosure on page 27 of the Prospectus.

Management’s Discussion and Analysis …, page 48

General

12.	Your average rate paid on deposits in 2010 was 1.78%, down from 2.70%. This rate appears to be significantly above the national average, as disclosed by the FDIC. Please revise your Management’s Discussion and Analysis to provide management’s view of the impact of your high deposit rates on your ability to attract additional deposits as part of your growth strategy and upon your overall funding strategy. Also, please discuss management’s expectation of your ability to continue a higher-rate strategy in the event that overall interest rates increase, including the likely impact upon your profitability.

The Company has revised its disclosure on pages 53-54 of the Prospectus.

13.	Revise your Management’s Discussion and Analysis to discuss management’s view of the impact of your efficiency ratio upon your overall profitability and the implementation of your growth strategy. In particular, you discuss an effort to reduce expenses, including reducing advertising in 2010 over 2009. Please discuss management’s expectation of the impact of an effort to control costs, including lower advertising costs, on your growth strategy and on your financial results.

The Company has revised its disclosure on page 64 of the Prospectus.

14.	Revise this section to discuss, in detail, the impact of your participation in the joint settlement and cease and desist order with the Federal Reserve Board and the FDIC regarding foreclosure practices. In particular, please discuss the cost of any required actions, the impact of these actions on the timing and amount of any cash flows, and the impact on any contingent liabilities.

Mr. Matt McNair	6	May 17, 2011

The Company has revised its disclosure on pages 18 and F-84 of the Prospectus. In addition, the Company has provided a cross-reference to F-84 on page 98.

15.	Please tell us, with a view towards revised disclosure, about any title warranties that Ally or any of its subsidiaries make to purchasers as part of your actions to sell repossessed properties. To the extent that properties are sold with anything more than a quitclaim deed, please discuss the potential impact of title defects and associated warranty claims by purchasers of repossessed properties. For example, we note that the largest title insurer in Florida exempts from its policies any defects as a result of title based upon the MERS (Mortgage Electronic Registration System).

Ally’s subsidiary, GMAC Mortgage, LLC (“GMACM”), acts a servicer for certain loans owned by third parties. Should a borrower default under the terms of such a loan agreement, GMACM may foreclose on the property serving as the security for the underlying loan on behalf of the investor. Under such circumstances, the foreclosure is typically completed with title vesting in the name of the investor. Accordingly, when a property is sold to a third-party following foreclosure, title to the property is typically transferred from the investor to the purchaser rather than from GMACM. As a result, any warranties of title made by way of such transfer would be made by (and therefore enforceable against) the investor rather than GMACM. Ally is unaware of any changes being made to the exclusions contained in its policies of title insurance by its insurers. Rather, Ally has been advised there have been no changes made to the title policies it is offered by its title insurers. As such, Ally respectfully submits that it does not believe that any additional disclosure in the Prospectus is necessary.

Consolidated Results of Operations, page 58

16.	On page 59, you indicate that part of the reason for an increase in your servicing fee income was a result of higher expected fees due to your participation in loan modification activities under the HAMP. Please tell us the extent to which management believes HAMP fees will continue to be a significant source of revenue in 2011 and beyond and the impact of any curtailment of that program.

The Company expects HAMP fees in 2011 and future periods to be consistent with 2010 levels and that the composition of the HAMP fees will comprise more of annual pay for performance incentive fees and less fees on newly completed modifications. Any curtailment of the program would impact fee income related to newly completed modifications and therefore the Company does not believe such curtailment would have a significant impact on its earnings in future periods.

Net Interest Income Sensitivity Analysis, page 120

17.	On page 23 you discuss the significant amount of unsecured debt that will mature in 2011 and 2012. Please tell us how these impending rollovers affected the sensitivity analysis presented on page 121.

The sensitivity analysis was derived from forward-looking projections of net interest income under four interest rate scenarios: a base scenario (the implied forward curve as of a given date) and interest rate shocks of this implied forward curve of -100, -200 and +200 basis points. All of these projections take into consideration new business volumes, anticipated asset purchases or

Mr. Matt McNair	7	May 17, 2011

sales, debt issuances, loan and deposit pricing, investment security and borrowing spreads as well as prepayment and other behavioral assumptions. The net interest income sensitivity analyses presented are for a one year period.

The analysis incorporates the scheduled maturity of secured, unsecured debt and certificates of deposit, but does not directly assume the rollover of these instruments. New issuances of debt and deposits are based on a funding plan which considers the Company’s capital and liquidity requirements as well as new business volumes and projected and scheduled runoff of loans, investments, deposits and debt. This funding plan results in a projected funding mix of deposits, demand notes and borrowings that were based on the Company’s expectations of market conditions at the time of the analysis. It includes the anticipated pricing of products and market spreads for secured and unsecured debt. These assumptions were consistent in all of the interest rate scenarios.

The analysis captures the scheduled maturity of the unsecured debt. However, the sensitivity is based on the overall assumptions for asset growth, deposit generation and secured and unsecured funding. The exposure changes to the extent projected asset sensitivities differ from liability sensitivities; not solely the assumptions related to unsecured debt. Management strives to maintain the net interest income sensitivity well within Board approved limits.

Overall, the impact of maturing unsecured debt referenced has a modest impact on net interest income sensitivity, and contributes to some extent to the liability sensitive position of the balance sheet in the near-term; however, this contribution must be considered in the aggregate liabilities and assets on the balance sheet and not in isolation. Debt maturing in 2012 does not affect the analysis referenced as the sensitivity projections are for the period ending December 31, 2011.

Government-sponsored Enterprises, page 135

18.	We note that you entered into a settlement agreement with Freddie Mac in March 2010 pursuant to which you resolved certain repurchase obligations with Freddie Mac. Please advise us as to whether this is a material agreement that should be filed as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed the settlement agreement with Freddie Mac as an exhibit to the Amendment.

Long-term Equity-based Incentives, page 190

19.

Please disclose the performance objectives established for each of the named executive officers in 2010. Please also disclose what performance objectives were achieved and to what extent achievement of those objectives affected the committee’s compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item

Mr. Matt McNair	8	May 17, 2011

402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

The Company has revised its disclosure starting on pages 223 to 226 of the Prospectus.

Certain Relationship and Related Party Transactions, page 205

20.	Please confirm, if accurate, that Ally has not made loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. Alternatively, please provide the information required by Item 404(a)(5) of Regulation S-K or Instruction 4 to Item 404(a), as applicable.

The Company confirms that it has not made loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K.

Financial Statements

Consolidated Statement of Income, F-6

21.	We refer to your letter dated January 21, 2010, specifically your response to comment four, where you indicated that your 2009 financial statements would fully comply with Article 9 of Regulation S-X. Please explain how your current presentation (i.e. the ‘provision for loan losses’ is included below other revenue and there are no line items for ‘net interest income’ and ‘net interest income after provision for loan losses’, etc.) is consistent with the guidance set forth in Rule 9-04 (paragraphs 10-12) of Regulation S-X.

As described in the Company’s previous response to the staff dated January 21, 2010, in comparison to other bank holding companies, the Company is unique due to its large operating lease portfolio and the size of the portfolio relative to its business. As management views depreciation expense on operating leases as an integral expense that affects the margin it earns on its leases, similar to the margin earned on other earning assets such as loans, the Company has concluded that presenting operating lease revenue as a component of “Total financing revenue” and depreciation expense on operating leases as a component of “Net financing revenue” is the most useful presentation for the primary users of its financial statements. As such, the Company believes its presentation of “Total financing revenue and other interest income” subtotal, which includes operating lease revenue, and the “Net financing revenue” margin subtotal, which includes related depreciation expense, are analogous to the “Total interest income and “Net interest income” subtotals required by 210.9-04 para. 5 and 10.

Additionally, the Company believes presenting the provision for loan losses separately on the face of the Consolidated Statement of Income, but outside “Net financing revenue” more accurately reflects the net margin of its financing business, while providing readers with the appropriate level of information to understand its periodic provision expense. The provision for loan losses is mainly driven by credit exposure and related loss experience and the Company believes should be viewed differently than as a component of revenue. Management actions and market forces related to credit are generally separate and distinct from the related net interest margin. For example, whereas market forces clearly impact credit losses, the Company has the ability to impact credit costs given decisions on underwriting standards, customers to pursue, modification and workout strategies for troubled loans, and other related decisions impacting

Mr. Matt McNair	9	May 17, 2011

levels of credit risk to assume. These actions are separate and distinct from its initiatives to increase production volume, are managed separately, and the Company does not believe credit related decisions should impact an assessment of its ability to generate revenue. Providing “Net financing revenue” excluding the provision for loan losses allows the reader to assess the Company’s revenue generating ability against peers, separate from its ability to manage costs, including how we accept, monitor, and control credit risk. The Company has also considered the income statement presentation of other bank holding companies. The Company has noted other large bank holding companies present the provision for loan losses below “Total net revenue” and above “Noninterest expense”, similar to the Company’s presentation. While the Company believes that this presentation on the face of its Consolidated Statement of Income is most useful to the primary users of its financial statements, it also provides supplementary disclosure of “Net financing revenue after the provision for loan losses” as footnote (d) in Note 28. “Segment and Geographic Information” to comply with the requirements of 210.9-04 para. 12, which states that various items, if applicable, should appear on the face of the income statement or the notes thereto.

In summary, the Company believes that its financial statements provide a presentation that is in accordance with Article 9 of Regulation S-X, is most useful to the primary users of its financial statements, and reflects how its executive leadership manages the business.

22.	We note your disclosure on page F-42 and in MD&A that you recognized other-than-temporary impairment (OTTI) on investment securities in each of 2008, 2009, and 2010, Please clarify whether the impairments were taken on debt or equity securities. If you recognized OTTI on debt securities tell us where you provided the disclosures required by ASC 320-10-50 with particular emphasis on the disclosures required by paragraphs 8A & 8B. Also, explain how your presentation of OTTI losses on the face of your income statement is consistent with the guidance in ASC 320-10-45-8A.

The following table presents the other-than-temporary impairments recorded as realized losses.

($ in millions)	2010	2009	2008
Debt securities – credit loss	$—	$(1)	$(214)
Debt securities – intent to sell	(1)	(49)	(2)
Equity securities – credit loss	—	(2)	(7)
Equity securities – intent to sell	—	(4)	—
Total impairment	$(1)	$(55)	$(223)

As of March 31, 2011, all securities that were impaired have been sold in subsequent quarters with the exception of one security that is currently valued at zero (inclusive of a corresponding impairment of $0.7 million).

The Company adopted FSP FAS No. 115-2 and FSP FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, as of April 1, 2009. The FSP which provided the disclosures in ASC 320-10-50 8A and 8B was effective for periods ending after June 15, 2009. The FSP provided for prospective application and did not require prior period comparable information to be provided. Therefore, prior period information was not provided for 2008. The Company did early adopt in the first quarter of 2009.

Mr. Matt McNair	10	May 17, 2011

As allowed under Regulation S-X 210.4.02, if an amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted. Regulation S-X 210.9.04 para. 14 requires separate disclosure of the amounts of other income or other expense that exceed 1% of the aggregate of total interest income and other income.

At December 31, 2010, 2009 and 2008, other than temporary impairments of $1 million, $55 million, and $223 million, respectively, represent approximately 0.01%, 0.31%, and 0.67% of total interest income and other income. Accordingly, on the basis of materiality, the Company has not disclosed OTTI for 2010, 2009 or 2008 on the face of the Consolidated Statement of Income or provided expansive disclosure within the Notes to its Consolidated Financial Statements.

The Company will continue to review and monitor these amounts on an ongoing basis and will make appropriate disclosure within the Notes to its Consolidated Financial Statements at such time this amount is deemed material to the related reporting periods.

Notes to Consolidated Financial Statements

Note 9. Finance Receivables and Loans, Net, F-45

23.	Please revise your future filings within this note (beginning with your next form 10-Q) to include the disclosure required by ASC 310-10-50-7(b) regarding the recorded investment in loans and trade receivables, and if applicable, past due 90 days or more and still accruing.

On a quarterly basis the Company reviews the disclosure requirements of ASC 310-10-50-7(b). At March 31, 2011, December 31, 2010, and December 31, 2009, finance receivables and loans of $5 million, $6 million, and $10 million, respectively, were past due 90 days or more and still accruing. These amounts represent approximately .00%, .01%, and .01% of the related total finance receivables and loans outstanding. Accordingly, on the basis of materiality the Company has not disclosed these amounts within the Notes to Consolidated Financial Statements. The Company has disclosed these amounts within its Credit Risk Management discussion within Management’s Discussion and Analysis as noted on page 100 of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, and pages 116 and 117 of the Prospectus.

The Company will continue to review and monitor these amounts on an ongoing basis and will make appropriate disclosure within the Notes to Consolidated Financial Statements at such time these amounts are deemed material to the related reporting periods.

Note 11. Securitizations and Variable Interest Entities

Other Variable Interest Entities

Other, F-59

24.	We note you sold a portfolio of resort finance backed receivables through an SPE, provided seller financing, and also hold a contingent value right in the SPE. Please tell

Mr. Matt McNair	11	May 17, 2011

us the key factors you considered and identify the specific accounting guidance you used to determine that sale accounting and derecognition of the assets were appropriate and that consolidation of the SPE was not required. In your response, discuss the terms of the seller financing.

During the three months ended June 30, 2010, the Company executed the sale of its Resort Finance Portfolio (the “Portfolio”) through the use of a special purpose vehicle (or “SPE”). A legal opinion of true sale and non-consolidation was rendered by external counsel.

The SPE is structured as an LLC, organized solely for the purpose of acquiring, developing, owing, holding, selling and otherwise managing the Portfolio. The SPE does not own, nor is it allowed to own property other than those assets and also cannot engage in any other business. Control of the SPE is held by a Managing Member (a third party investor in the SPE) who manages all the business and affairs of the SPE. Further, there are two independent directors to oversee the activities of the SPE.

The SPE is capitalized by ten-year preferred equity interests and a nominal amount of common equity interests. The preferred and common stock was purchased by third-party investors. The preferred stock holds no voting rights; all voting rights are held by the common stock. In connection with the sale, the Company provided seller financing to the SPE, executed in two tranches – three year senior funding paying LIBOR+200 and four year mezzanine funding paying LIBOR+500, with an annual increase of the margin by 50bps until maturity. The seller financing holds valid and perfected first and second priority liens and security interests in the assets held in the SPE, along with a lien against the equity held by the third-party investors.

As additional consideration, the Company received a Contingent Value Right (or “CVR”) on 24.9% of the residual profits after repayment of the seller financing and recovery of the principal investment and return on the preferred stock. This CVR is structured as legal debt (as opposed to equity), holds no associated voting rights, and is pari passu with return on the common equity of the structure.

Consolidation

ASC 810, Consolidations, (ASC 810) requires an enterprise to qualitatively assess the determination of the primary beneficiary of a Variable Interest Entity (or “VIE”) based on certain criteria. A VIE, is an entity that has (1) an insufficient amount of at-risk equity to permit the entity to finance its activities without additional subordinated financial support provided by any parties, (2) at-risk owners, as a group that are not able to make decisions about the entity’s activities through voting rights or similar rights, or (3) at-risk equity that does not absorb the entity’s losses or receive the entity’s residual returns.

As stated above, one characteristic that must be assessed to determine whether an entity qualifies as a VIE focuses on the sufficiency of the VIE’s equity at risk. This assessment entails evaluating whether or not the entity is thinly capitalized. If the total equity investment at risk is insufficient, the entity is a VIE. This condition is premised on the notion that if the total equity investment at risk is insufficient to finance an entity’s activities, the parties providing the additional financing would restrict or even prohibit the equity investors from making decisions that are counter to their interests. The funding structure of the SPE was comprised of $300 million

Mr. Matt McNair	12	May 17, 2011

first lien senior notes, $100 million second lien mezzanine notes, $165 million preferred equity, and a nominal amount of common stock. The basis for the determination of the sufficiency of equity at risk pursuant to ASC 810 is grounded in the definition of GAAP equity. The common stock would be deemed GAAP equity in this structure; however the preferred stock would not be deemed GAAP equity given that it is mandatorily redeemable. Thus the SPE, upon establishment, was thinly capitalized, at an amount of less than 10% considering the common stock investment is nominal.

Based upon the above, the SPE was deemed to be a VIE. The entity, if any, that consolidates a VIE holds what is described as a “controlling financial interest.” The Company is deemed to have a controlling financial interest in a VIE if is holds variable interests with both of the following characteristics:

a.	the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.	the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The economic performance of this entity is most significantly impacted by the performance of the underlying assets held in the SPE. The main risk inherent in this structure is in the form of credit risk on the underlying assets. Since credit risk is the most significant risk, the activity that most significantly impacts the performance of the underlying assets is the management of this risk. The Managing Member is responsible for servicing, collecting, enforcing, and administering the assets. The credit risk is managed by the Managing Member through charging off accounts and foreclosing upon and liquidating the related properties. Through these activities, the Managing Member is tasked with the role of maximizing collections and minimizing the credit risk. The Company has no authority over the activities of the Managing Member. The CVR and senior and mezzanine funding the Company holds have no associated voting rights and cannot directly or indirectly control the activities of the Managing Member. The Company does hold variable interests in the SPE through the senior and mezzanine financing (which are deemed to be beneficial interests in the entity) as well as the CVR. These instruments are deemed to absorb losses that are potentially significant to the SPE and/or receive benefits that could be potentially significant to the VIE. However, given that the Company does not hold the power over the entity, it is not required to consolidate the entity pursuant to ASC 810.

Sale Accounting

Accounting for sales of financial instruments are governed by ASC 860, Transfers and Servicing (ASC 860) and those arrangements that meet the criteria in Subtopic 40-2 shall be accounted for as sales of financial assets because the transferor surrenders control over the assets transferred. Under Subtopic 40 of ASC 860, a transfer of a financial asset in which the transferor surrenders control shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a.

The transferred financial assets have been isolated from the transferor— put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the

Mr. Matt McNair	13	May 17, 2011

powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it must be consolidated.

The Company received a legal true sale opinion from external counsel to support legal isolation of the transferred assets. This legal true sale opinion which considers the transfer of loans to the SPE as well as all related agreements states that “the transfer of the Transferred Assets under the Purchase and Sale Agreement, when all relevant factors are considered as a whole, constitutes the sale or absolute transfer of the Transferred Assets from the Seller to the Purchaser… in the event the seller were to become a debtor under the Bankruptcy Code the transfer of the Transferred Assets under the Purchase and Sale Agreement would not be, after full consideration of all relevant factors, properly characterized as a pledge of the transferred assets to secure a borrowing from the Seller to the Purchaser… such Transferred Assets would not be part of the estate of the Seller…”

b.	Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c.	The transferor, its consolidated affiliates included in the financial statements being presented, or its agents does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets (paragraph 46A).

There are no provisions inherent in the underlying agreements which would unreasonably constrain the SPE from selling or pledging the transferred assets. Further, there are no provisions, outside of standard warranties, which would enable the Company to repurchase the assets from the SPE. Although the assets are used as collateral under the seller financing, such collateral could not divert back to the Company unless there is an event of default by SPE and due to a failure of the SPE to settle the debt which becomes due as a result of the default, the collateral can be seized as a contractual remedy. Both the event of default and the SPE’s subsequent failure to pay are outside of the Company’s control. Note that in the event of default this would be reassessed as an unconditional call option; however this scenario has not and is not expected to occur as of the current date.

Based upon these facts, the application of sale accounting was deemed appropriate pursuant to ASC 860.

Note 28. Segmentation and Geographic Information, F-132

25.

Please explain why you included U.S. prime jumbo mortgage loans in the Legacy Portfolio and Other operations segment if you continue to purchase, originate, sell and securitize these loans. Additionally, tell us the net finance revenue (loss), total net revenue (loss), provision for loan losses, income (loss) from continuing operations before

Mr. Matt McNair	14	May 17, 2011

income tax expense and total assets associated with these loans in the periods presented, if material.

The Company respectfully submits that U.S. prime jumbo mortgage loans have not been included in its Legacy Portfolio and Other operations segment. As stated on page F-74 of the Prospectus, under the description of its Mortgage – Origination and Servicing operations:

“The principal activities include originating, purchasing, selling, and securitizing conforming and government-insured residential mortgage loans in the United States and Canada; servicing residential mortgage loans for ourselves and others; and providing collateralized lines of credit to other mortgage originators, which we refer to as warehouse lending. We also originate high-quality prime jumbo mortgage loans in the United States. We finance our mortgage loan originations primarily in Ally Bank in the United States and in our trust company, ResMor Trust, in Canada.”

Additionally, the description of its Mortgage – Legacy Portfolio and Other operations on pages F-74 – F-75 of the Prospectus states that it consists of:

“Primarily consists of loans originated prior to January 1, 2009, and includes noncore business activities including discontinued operations, portfolios in runoff, our mortgage reinsurance business, and cash held in the ResCap legal entity. These activities, all of which we have discontinued, include, among other things: lending to real estate developers and homebuilders in the United States and United Kingdom; and purchasing, selling, and securitizing nonconforming residential mortgage loans (with the exception of U.S. prime jumbo mortgage loans originated subsequent to January 1, 2009, which are included in our Origination and Servicing operations) in both the United States and internationally.”

Exhibits

26.	Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

The Company will provide to the staff as promptly as practicable all of the exhibits listed in the exhibit index. The Company acknowledges that the staff may have comments after reviewing these exhibits.

•         •        •

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours, /s/ Richard J. Sandler
Richard J. Sandler

Mr. Matt McNair	15	May 17, 2011

cc w/ enc:

Christian Windsor

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP